Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
December 2, 2004

Extendicare to Receive $66.8 Million Cash Dividend from Crown Life

MARKHAM, ONTARIO — Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE) announced that Crown Life Insurance Company has declared a dividend payable in the amount of $60.00 per common share, of which Extendicare’s 34.8% interest is $66.8 million.

The cash dividend is payable on December 15, 2004. Extendicare will use the dividend to help fund the recently announced acquisition of Assisted Living Concepts, Inc. (ALC) of Dallas, Texas. As a result of the dividend, Extendicare’s carrying value in Crown Life will be reduced from $128.9 million at September 30, 2004 to $62.1 million.

The acquisition of ALC is expected to close in early 2005, and will add 177 assisted living facilities to Extendicare’s portfolio, representing 6,838 units located in 14 states; many in markets where the Company already operates. Total consideration for the transaction is estimated at US$280 million, and will be paid for through the assumption of ALC’s debt of approximately US$138 million and the balance from cash on hand and available lines of credit.

Extendicare, through its subsidiaries, currently operates 266 long-term care facilities across North America, with capacity for over 27,700 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 34,900 people in North America.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com

Visit Extendicare’s Website @ www.extendicare.com